UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934

                       SMURFIT-STONE CONTAINER CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     common stock, $.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    832727101
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)

                               Jeffrey Tannenbaum
                          505 Fifth Avenue, 23rd Floor
                            New York, New York 10017
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               - with copies to -

                             Eleazer N. Klein, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                               New York, NY 10022
                                 (212) 756-2000

                                January 22, 2010
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [ ]

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

---------------------------------------------
CUSIP No. 832727101                                    13D
---------------------------------------------

-------------- -----------------------------------------------------------------
      1        NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               Fir Tree Value Master Fund, L.P.
-------------- -----------------------------------------------------------------

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [ ]
                                                                        (b) [x]
-------------- -----------------------------------------------------------------

      3        SEC USE ONLY
-------------- -----------------------------------------------------------------

      4        SOURCE OF FUNDS*

               WC
-------------- -----------------------------------------------------------------

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEM 2(d) or 2(e)                                         [ ]
-------------- -----------------------------------------------------------------

      6        CITIZENSHIP OR PLACE OF ORGANIZATION

               Cayman Islands
--------------------------------------------------------------------------------

  NUMBER OF     7     SOLE VOTING POWER
   SHARES
BENEFICIALLY          0
              ------- ----------------------------------------------------------
  OWNED BY
    EACH        8     SHARED VOTING POWER
  REPORTING           8,408,780
 PERSON WITH
              ------- ----------------------------------------------------------

                9     SOLE DISPOSITIVE POWER
                      0
              ------- ----------------------------------------------------------

               10     SHARED DISPOSITIVE POWER
                      8,408,780
-------------- -----------------------------------------------------------------

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               8,408,780
-------------- -----------------------------------------------------------------

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES (1)                                           [x]
-------------- -----------------------------------------------------------------

     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               3.3%
-------------- -----------------------------------------------------------------

     14        TYPE OF REPORTING PERSON*
               PN
-------------- -----------------------------------------------------------------
         (1) This filing does not reflect any shares of Common Stock (as defined herein) that may be deemed to be beneficially owned by the Reporting Persons (as defined herein) as a result of membership in a "group" within the meaning of
Section 13(d) of the Securities Exchange Act of 1934, as amended, as discussed in Item 4, and the Reporting Persons expressly disclaim such membership.

---------------------------------------------
            CUSIP No. 832727101                        13D
---------------------------------------------

-------------- -----------------------------------------------------------------
      1        NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
               Fir Tree Capital Opportunity Master Fund, L.P.
-------------- -----------------------------------------------------------------

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [ ]
                                                                        (b) [x]
-------------- -----------------------------------------------------------------
      3        SEC USE ONLY

-------------- -----------------------------------------------------------------
      4        SOURCE OF FUNDS*
               WC
-------------- -----------------------------------------------------------------

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEM 2(d) or 2(e)                                         [ ]
-------------- -----------------------------------------------------------------

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
               Cayman Islands
-------------------------------------- ------- ---------------------------------
  NUMBER OF
   SHARES       7     SOLE VOTING POWER
BENEFICIALLY          0
              ------- ----------------------------------------------------------
  OWNED BY
    EACH        8     SHARED VOTING POWER
  REPORTING           1,591,220
 PERSON WITH  ------- ----------------------------------------------------------

                9     SOLE DISPOSITIVE POWER
                      0
              ------- ----------------------------------------------------------
               10     SHARED DISPOSITIVE POWER
                      1,591,220
-------------- -----------------------------------------------------------------

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               1,591,220
-------------- -----------------------------------------------------------------

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES (2)                                         [x]
-------------- -----------------------------------------------------------------

     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               0.6%
-------------- -----------------------------------------------------------------

     14        TYPE OF REPORTING PERSON*
               PN
-------------- -----------------------------------------------------------------

         (2) This filing does not reflect any shares of Common Stock that may be deemed to be beneficially owned by the Reporting Persons as a result of membership in a "group" within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended, as discussed in Item 4, and the Reporting Persons expressly disclaim such membership.

---------------------------------------------
            CUSIP No. 832727101                        13D
---------------------------------------------

-------------- -----------------------------------------------------------------
      1        NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
               Fir Tree, Inc.
-------------- -----------------------------------------------------------------

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [ ]
                                                                        (b) [x]
-------------- -----------------------------------------------------------------

      3        SEC USE ONLY
-------------- -----------------------------------------------------------------

      4        SOURCE OF FUNDS*
               AF
-------------- -----------------------------------------------------------------

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEM 2(d) or 2(e)                                         [ ]
-------------- -----------------------------------------------------------------

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
               New York
--------------------------------------------------------------------------------
  NUMBER OF
   SHARES       7     SOLE VOTING POWER
BENEFICIALLY          0
              ------- ----------------------------------------------------------
  OWNED BY
    EACH        8     SHARED VOTING POWER
  REPORTING           10,000,000
 PERSON WITH  ------- ----------------------------------------------------------

                9     SOLE DISPOSITIVE POWER
                      0
              ------- ----------------------------------------------------------

               10     SHARED DISPOSITIVE POWER
                      10,000,000
-------------- -----------------------------------------------------------------

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               10,000,000
-------------- -----------------------------------------------------------------

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES (3)                                         [x]
-------------- -----------------------------------------------------------------

     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               3.9%
-------------- -----------------------------------------------------------------

     14        TYPE OF REPORTING PERSON*
               CO
-------------- -----------------------------------------------------------------

         (3) This filing does not reflect any shares of Common Stock that may be deemed to be beneficially owned by the Reporting Persons as a result of membership in a "group" within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended, as discussed in Item 4, and the Reporting Persons expressly disclaim such membership.

                                  SCHEDULE 13D

ITEM 1.    SECURITY AND ISSUER

                  SECURITIES ACQUIRED:

                  common stock, $.01 par value per share (the "Common Stock")

                  ISSUER:

                  Smurfit-Stone Container Corporation (the "Issuer") 222 North LaSalle Street
                  Chicago, Illinois 60601

ITEM 2.    IDENTITY AND BACKGROUND

                  (a) Name of Person Filing.

                  (b) Address of Principal Business Office.

                  Fir Tree Value Master Fund, L.P.
                  c/o Admiral Administration Ltd.
                  Admiral Financial Center, 5th Floor
                  90 Fort Street, Box 32021 SMB
                  Grand Cayman, Cayman Islands
                  A Cayman Islands exempted limited partnership

                  Fir Tree Capital Opportunity Master Fund, L.P.
                  c/o Admiral Administration Ltd.
                  Admiral Financial Center, 5th Floor
                  90 Fort Street, Box 32021 SMB
                  Grand Cayman, Cayman Islands
                  A Cayman Islands exempted limited partnership

                  Fir Tree, Inc.
                  505 Fifth Avenue
                  23rd Floor
                  New York, New York 10017
                  A New York corporation

                 (c) The principal business of Fir Tree Value Master Fund, L.P. ("Fir Tree Value"), and Fir Tree Capital Opportunity Master Fund, L.P. ("Fir Tree Capital Opportunity") is investing in securities. Fir Tree, Inc. provides investment management services to private individuals and institutions and its principal business is investment management.

                 (d) None of Fir Tree, Inc., Fir Tree Value or Fir Tree Capital Opportunity (collectively with Fir Tree, Inc. and Fir Tree Value, the "Reporting Persons") have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                 (e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                 (f) Fir Tree, Inc. is a New York corporation. Fir Tree Value is a Cayman Islands exempted limited partnership. Fir Tree Capital Opportunity is a Cayman Islands exempted limited partnership.

                 Schedule A attached hereto sets for the information regarding the general partners of Fir Tree Value and Fir Tree Capital Opportunity and the officers and directors of Fir Tree, Inc. (collectively, the "Instruction C Persons").

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                 The Reporting Persons have invested approximately $3,481,772.40 in shares of Common Stock of the Issuer. The above amounts include any commissions incurred in making the investments. The source of these funds was the working capital of each of Fir Tree Value and Fir Tree Capital Opportunity.

ITEM 4.    PURPOSE OF THE TRANSACTION

          The Reporting Persons originally acquired the shares of Common Stock for investment in the ordinary course of business because they believed that the shares, when purchased, represented an attractive investment opportunity.

          On January 26, 2009 the Issuer and certain of its subsidiaries filed a voluntary petition (the "Proceeding") for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware (the "U.S. Court") before the Honorable Brendan Linehan Shannon. The United States Trustee in the Proceeding has denied a request by a holder of the Common Stock and the Issuer's preferred stock to form an official equity committee to represent the interests of equity holders in the Proceeding on matters before the U.S. Court. On August 20, 2009, this holder filed a motion for the appointment of an equity committee, joined in by other holders of the Issuer's Common Stock. The U.S. Court held an initial hearing on the motion on September 21, 2009 and then conducted an evidentiary hearing on the matter on December 4, 2009. On December 10, 2009, the U.S. Court issued a Memorandum Opinion denying the motion.

          On December 1, 2009 the Issuer announced that it and each of its subsidiaries and affiliates acting as debtors in possession under Chapter 11 of the United States Bankruptcy Code, filed a Joint Plan of Reorganization and Plan of Compromise and Arrangement (the "Plan") and Disclosure Statement (the "Disclosure Statement") with the U.S. Court. The Plan provides, among other things, that (i) all holders of Common Stock will receive no payment in the Proceedings, (ii) all existing shares of Common Stock will be cancelled and (iii) all of the new shares of Common Stock issued following confirmation of the Plan will be issued to certain of the Issuer's creditors, subject to dilution for shares held for management and employees.

          On January 22, 2010 the Reporting Persons engaged legal counsel to submit an objection to the adequacy of the Issuer's proposed Disclosure Statement to the U.S. Court. Certain other holders of the Issuer's Common Stock joined in this engagement solely for the purpose of sharing the expenses of advisors and to facilitate the objections in the Proceeding (the other holders currently party to such joint engagement, the "Other Holders").

          It is expected that additional advisors will be retained to undertake certain information and diligence projects, to assist the Reporting Persons and the Other Holders in prosecuting their rights in the U.S. Court and to conduct additional analyses of the business, operations, management, strategy, bankruptcy case and future plans of the Issuer which may include, among other things, determination of potential strategic alternatives to the pending Plan. The Reporting Persons have previously approached unaffiliated professionals and advisors to discuss potential strategic alternatives including alternatives to the Plan. As of this date, the Reporting Persons have no definitive plans or proposals with regard to an alternative to the Plan, and the Reporting Persons intend to continue to pursue their objections to the Issuer's proposed Plan in the U.S. Court.

          As a result of the actions undertaken on behalf of the Reporting Persons and the Other Holders as stated above, the Reporting Persons may be deemed members of a "group" within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended, with one or more of the Other Holders. Based on information and belief, the current Other Holders are entities managed by Venor Capital Management LP and P. Schoenfeld Asset Management LP. The Reporting Persons expressly disclaim membership in a group with the Other Holders or any other person.

          If the Reporting Persons were found to be members of a group with the Other Holders, then, based on information and belief, the aggregate number of shares of Common Stock beneficially owned by such group would be 22,945,000 or approximately 8.9% of the Issuer's Common Stock.

          Except as set forth herein or as would occur upon completion of any of the actions discussed herein, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto and may (i) acquire additional shares or securities of the Issuer, (ii) dispose of any or all of their securities of the Issuer, or (iii) enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of their positions in the securities of the Issuer, depending upon the factors described below and/or other investment considerations.

          In addition, the Reporting Persons intend to review their investment in the Issuer on a continuing basis and may seek to influence or change the Issuer's management, directors, operations or business, strategy, bankruptcy case and future plans of the Issuer, which may include, among other things, discussions of potential strategic alternatives to the Issuer's proposed Plan, including, without limitation, through potential discussions with management, directors, the creditors' committee of the Issuer, the Other Holders, other shareholders, existing or potential strategic partners or competitors of the Issuer, industry analysts, investment and financing professionals and/or other third parties. Such matters and discussions may materially affect, and result in, the Reporting Persons modifying their investment in the Issuer, exchanging information with any of such persons pursuant to appropriate confidentiality or similar agreements or otherwise, working together with any of such persons pursuant to joint agreements or otherwise, proposing changes in the Issuer's operations, governance, capitalization or strategic plans, or in proposing or engaging in one or more other actions set forth under subsections (a) through
(j) of Item 4 of Schedule 13D. Factors that may influence the Reporting Persons' actions include, but are not limited to, their view regarding the Issuer's operations, business strategy, prospects, financial position and/or strategic direction, the outcome of the discussions and actions referenced herein, actions taken by the board of directors, actions taken by the creditors' committee of the Issuer, developments in the Issuer's bankruptcy case, price levels of the Common Stock and other securities, availability of funds, subsequent developments affecting the Issuer, other investment and business opportunities available to the Reporting Persons, conditions in the securities and debt market, general economic and industry conditions and other factors that the Reporting Persons may deem relevant from time to time.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

               (a) Fir Tree Value and Fir Tree Capital Opportunity beneficially own 8,408,780 and 1,591,220, respectively, shares of Common Stock of the Issuer, which represents approximately 3.3% and 0.6%, respectively, of the Issuer's outstanding shares of Common Stock. Fir Tree, Inc., as the investment manager of each of Fir Tree Value and Fir Tree Capital Opportunity, may be deemed to beneficially own the 10,000,000 shares of Common Stock held collectively by Fir Tree Value and Fir Tree Capital Opportunity, which represents approximately 3.9% of the Issuer's outstanding shares of Common Stock. Such percentages were calculated by dividing the number of shares of Common Stock beneficially owned by each of the Reporting Persons by 256,658,958, the number of shares of Common Stock issued and outstanding as of November 4, 2009, as reported in the Issuer's Form 10-Q filed with the Securities Exchange Commission on November 9, 2009.

               (b) Fir Tree Value may direct the vote and disposition of 8,408,780 shares of Common Stock. Fir Tree Capital Opportunity may direct the vote and disposition of 1,591,220 shares of Common Stock. Fir Tree, Inc. has been granted investment discretion over the shares of Common Stock held by Fir Tree Value and Fir Tree Capital Opportunity, and thus, has the shared power to direct the vote and disposition of 10,000,000 shares of Common Stock.

                   The filing of this statement on Schedule 13D shall not be construed as an admission that Fir Tree, Inc., Fir Tree Value or Fir Tree Capital Opportunity is for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any of the 10,000,000 shares of Common Stock held by Fir Tree Value and Fir Tree Capital Opportunity. Pursuant to Rule 13d-4, Fir Tree, Inc., Fir Tree Value and Fir Tree Capital Opportunity disclaim all such beneficial ownership

               (c) The transactions in the Issuer's securities by the Reporting Persons in the last sixty days are listed as Schedule B attached hereto and made a part hereof.

               (d) Not Applicable.

               (e) Not Applicable.

          As indicated in Item 4, the Reporting Persons may be deemed members of a "group" within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended, with the Other Holders. The Reporting Persons expressly disclaim membership in a group with the Other Holders or any other person. Based on information and belief, the current Other Holders are entities managed by Venor Capital Management LP and P. Schoenfeld Asset Management LP and the aggregate number of shares of Common Stock of the Issuer beneficially owned by all of such persons, including the Reporting Persons, would be 24,945,000 shares, or 8.9% of the shares outstanding.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement with respect to the joint filing of this statement, and any amendment or amendments hereto, a copy of which is attached hereto as Exhibit 1.

          Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between such persons and any other person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1 Joint Filing Agreement dated February 1, 2010, among the Reporting Persons.

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:   February 1, 2010


                                       FIR TREE VALUE MASTER FUND, LP
                                       By:  FIR TREE, INC., its Manager

                                            By: /s/ Jeffrey Tannenbaum
                                                ------------------------
                                            Name: Jeffrey Tannenbaum
                                            Title: President

                                       FIR TREE CAPITAL OPPORTUNITY MASTER
                                       FUND, L.P.

                                       By:  FIR TREE, INC., its Manager

                                            By: /s/ Jeffrey Tannenbaum
                                                ------------------------
                                            Name: Jeffrey Tannenbaum
                                            Title: President

                                       FIR TREE, INC.

                                       By: /s/ Jeffrey Tannenbaum
                                           ------------------------
                                       Name: Jeffrey Tannenbaum
                                       Title: President

DOC ID-11058131.4

                                   SCHEDULE A

                 INFORMATION REGARDING THE INSTRUCTION C PERSONS

The following sets forth the name, position, address, principal occupation and citizenship of each director and executive officer of the applicable Reporting Persons (the "Instruction C Persons"). To the best of the Reporting Persons' knowledge, (i) none of the Instruction C Persons during the last five years has been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws and
(ii) none of the Instruction C Persons owns any shares of Common Stock.

FIR TREE, INC.

Directors and Officers:


         Name                Position               Address           Principal Occupation    Citizenship/Place of
                                                                                                  Organization
Jeffrey Tannenbaum      Director/President      505 Fifth Avenue,     President of Fir        United States
                                                23rd Floor, New       Tree Inc.
                                                York, NY 10017


FIR TREE VALUE MASTER FUND, L.P.

Fir Tree, L.L.C., the General Partner of Fir Tree Value Master Fund, L.P., is a Delaware limited liability company. Its principal business is acting as the general partner of Fir Tree Value Master Fund, L.P. Its principal business address is 51 Bedford Road, Suites 3&4, Katonah, New York 10536.


FIR TREE CAPITAL OPPORTUNITY MASTER FUND, L.P.

Camellia Partners, LLC, the General Partner of Fir Tree Capital Opportunity Master Fund, L.P., is a Delaware limited liability company. Its principal business is acting as the general partner of Fir Tree Capital Opportunity Master Fund, L.P. Its principal business address is 51 Bedford Road, Suites 3&4, Katonah, New York 10536.

DOC ID-11058131.4

                                   SCHEDULE B

TRANSACTIONS IN THE COMMON STOCK BY FIR TREE VALUE MASTER FUND, L.P. DURING THE PAST 60 DAYS

Unless otherwise indicated, all trades were effected in the open market through brokers.

                                     Number of Shares
                  DATE               PURCHASED/(SOLD)       PRICE PER SHARE*
                  ----               -----------------      ----------------
               12/04/2009               (1,092,780)             $0.33100
               12/04/2009                 252,180               $0.36490
               12/09/2009                 336,200               $0.33620
               12/10/2009                 168,100               $0.34500
               12/10/2009                (840,600)              $0.19500
               01/05/2010                 459,240               $0.30550
               01/06/2010                 210,280               $0.34020
               01/08/2010                1,766,310              $0.41050
               01/08/2010                 210,250               $0.42000
               01/11/2010                 210,000               $0.42800
               01/11/2010                2,313,000              $0.43030
               01/12/2010                 213,600               $0.40860

* Excludes commissions.

TRANSACTIONS IN THE COMMON STOCK BY FIR TREE CAPITAL OPPORTUNITY MASTER FUND, L.P. DURING THE PAST 60 DAYS

Unless otherwise indicated, all trades were effected in the open market through brokers.

                                     Number of Shares
                  DATE               PURCHASED/(SOLD)       PRICE PER SHARE*
                  ----               -----------------      ----------------
               12/04/2009               47,820                  $0.36490
               12/04/2009              (207,220)                $0.33100
               12/09/2009               63,800                  $0.33620
               12/10/2009               31,900                  $0.34500
               12/10/2009              (159,400)                $0.19500
               01/05/2010               86,760                  $0.30550
               01/06/2010               39,720                  $0.34020
               01/08/2010               333,690                 $0.41050
               01/08/2010               39,750                  $0.42000
               01/11/2010               437,000                 $0.43030
               01/11/2010               40,000                  $0.42800
               01/12/2010               40,400                  $0.40860

*Excludes commissions.

                             JOINT FILING AGREEMENT

          In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including any and all amendments thereto) with respect to the common stock, $.01 par value per share, of Smurfit-Stone Container Corporation, and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.

          The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13D and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

          This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

          IN WITNESS WHEREOF, the undersigned have executed this Agreement as of February 1, 2010.


                                       FIR TREE VALUE MASTER FUND, LP
                                       By:  FIR TREE, INC., its Manager

                                            By: /s/ Jeffrey Tannenbaum
                                                ------------------------
                                            Name: Jeffrey Tannenbaum
                                            Title: President

                                       FIR TREE CAPITAL OPPORTUNITY MASTER
                                       FUND, L.P.

                                       By:  FIR TREE, INC., its Manager

                                            By: /s/ Jeffrey Tannenbaum
                                                ------------------------
                                            Name: Jeffrey Tannenbaum
                                            Title: President

                                       FIR TREE, INC.

                                       By: /s/ Jeffrey Tannenbaum
                                           ------------------------
                                       Name: Jeffrey Tannenbaum
                                       Title: President